NOTICE OF ANNUAL GENERAL MEETING

                     OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Radius Gold Inc. (the “Company”) will be held at the Company’s office, 200 Burrard Street, Suite 650, Vancouver, British Columbia on Tuesday, December 10, 2013, at the hour of 10:00 a.m. (local time), for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended December 31, 2012, together with the report of the auditors thereon;

(b)

To appoint auditors and to authorize the Directors to fix their remuneration;

(c)

To elect Directors;

(d)

To approve the Company’s Stock Option Plan; and

(e)

To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED the 1st day of November, 2013.

BY ORDER OF THE BOARD

Simon Ridgway,

President and Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.